

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

<u>Via E-Mail</u>
David R. Melville, III
President and Chief Executive Officer
Business First Bancshares, Inc.
8440 Jefferson Highway, Suite 101
Baton Rouge, Louisiana 70809

Re: **Business First Bancshares, Inc.**
Registration Statement on Form S-4
Filed November 12, 2014
File No. 333-200112

Dear Mr. Melville:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any reports, presentations or other information relating to this transaction or the parties thereto that was transmitted by any means by any advisors or consultants to members of the Board of Directors of either Business First Bancshares, Inc. or to the Board of Directors of American Gateway Financial Corporation.

2. Please supplementally provide us with all material nonpublic information regarding Business First Bancshares, Inc. that was disclosed, directly or indirectly, to American Gateway Financial Corporation and/or its representatives and/or financial advisors including, but not limited to the following information

referred to in the fairness opinion of Sandler O'Neill & Partners to the Board of Directors of American Gateway Financial Corporation in Appendix B:

- "internal financial estimates for Business First for the years ending December 31, 2015 through December 1, 2018 as discussed with senior management of Business First" referred to in the fairness opinion in the second paragraph on page B-3; and
- "the pro forma financial impact of the Merger on Business First . . . prepared by and/or reviewed and discussed with the senior management of Business First and Business First's financial advisor" referred to in the fairness opinion in the second full paragraph on page 2.

3. The Registration Statement includes (in the Appendix) two fairness opinions to the Board of Directors of American Gateway Financial Corporation. Please advise whether the Board of Directors of Business First Bancshares, Inc. obtained a fairness opinion and, if so, please include it in your next amendment.

Front Cover Page of Prospectus/Proxy Statement

4. Please revise the second paragraph to disclose the formulas for determining the amount of the consideration and the definitions of the two major components, including the fact that the closing (and the pricing) could occur as late as May 1, 2015, or later if the parties agree to extend the deadline. Please disclose the minimum amount of consideration and the fact that either party can waive the minimum.

5. Please revise the third paragraph to update the illustration of the amount of the consideration under the formula as of the date of your amendment.

6. Please revise the fifth paragraph to disclose whether or not you have any plans to list your common stock.

Summary, page 5

7. As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please revise the preamble to this section in which you state that "summary highlights selected information. . . and may not contain all of the information that is important to you." Please replace the disclosure with words to the effect that "the summary is a brief overview of the key aspects of the offering" which identifies "those aspects of the offering that are the most significant." Please revise the substance of your disclosure in the Summary to comply with this Instruction.

Summary, The Merger Consideration, page 6

8. Please revise this section as follows:
   - disclose the imputed aggregate purchase price and per share purchase price as of the date of the merger agreement;
   - disclose more detail as to how the merger consideration will be calculated;
   - disclose that disclose that although the shareholder meeting is scheduled to take place in 2014, the closing (and the pricing) could occur as late as May 1, 2015, or later if the parties agree to extend the deadline pursuant to Section 9.01 (B) of the amended merger agreement,;
   - update the illustration in the second paragraph; and
   - disclose that pursuant to Section 8.03 (D) of the merger agreement, AGFC has the right to terminate the merger if the BFB Tangible Equity Capital is less than approximately $75 million and pursuant to Section 8.02 (G) of the merger agreement, BFB has the right to terminate the merger if the AGFC Tangible Equity Capital is less than approximately $39.6 million and disclose the minimum amount of consideration assuming both minimums are met as of the date the consideration is determined.

Summary, AGFC's Reasons for the Merger and Recommendations of AGFC's Board, page 8

9. As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please summarize the material reasons that the Board is recommending that shareholders vote to approve the merger agreement instead of merely cross referencing the reasons you disclose on pages 53-55.

Summary, Amendments or Waiver, page 10

10. Please revise the second sentence to clarify that the merger consideration may in fact be decreased from the amount that is approved by shareholders by applying the formula on the date of the shareholder meeting because the formula will not be applied until ten days before the closing date. Clarify any restrictions on changing the formula that has the effect of lowering the consideration and identity the source of any legal restrictions.

Summary, Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests, page 12

11. As required by Item 5 of Schedule 14A, summarize any substantial interest, direct or indirect, by each person who has been a director or executive officer of AGFC including the following:
    - revise the first bullet point to quantify the amount of the payments to each of the officers including your CEO who played an active role in the negotiations as a consequence of the merger; and
    - revise the second bullet point to clarify whether the executive officers will receive the same consideration for their phantom shares as shareholders will receive for their shares, and quantify the amount of consideration being paid to each.

Unaudited Pro Forma Combined Consolidated Financial Information, page 18

12. Please revise the pro forma combined consolidated condensed income statements to show the effects of the purchase accounting adjustments for each of the periods presented, including amortization of those adjustments.

13. Please revise the pro forma combined consolidated condensed income statements to present historical and pro forma earnings per share for each of the periods presented. Include footnote disclosure that provides a reconciliation of the amounts presented and that quantifies any items that were excluded because they were determined to be antidilutive.

Risks Associated with Business First's Business, page 32

14. Please revise your risk factor on page 35 to address the risks of concentration of the merger loan portfolio in real estate in one state as follows:
    - quantify the amount and percentage of each bank's loan portfolio in real estate and the amount and percentage of the merged bank's loan portfolio in real estate;
    - quantify the amount and percentage of each bank's loan portfolio in commercial real estate and the amount and percentage of the merged bank's loan portfolio in commercial real estate and discuss particular risks associated with commercial real estate loans; and
    - discuss whether the extent to which the risks are elevated because of the limited geographical areas (one state) in which the real estate is located.

Background of the Merger, page 50

15. Please revise this section to explain how and why the Board negotiated the formula pricing instead of the fixed pricing referred to in the last full paragraph on page 52 and the first carryover paragraph on 53.

16. Please revise the second to last paragraph on page 53 to disclose the purpose and effect of your amending on November 10, 2014 the Reorganization Agreement originally dated July 24, 2014 to revise the calculation of AGFC's Tangible Equity Capital.

Fairness Opinion of National Capital LLC to the Board of Directors of American Gateway Financial Corporation, Appendix B

17. The last paragraph on page B-2 of the fairness opinion provided by National Capital LLC to the Board of Directors of American Gateway Financial Corporation includes a limitation on reliance by shareholders ("This opinion is provided solely for the internal use of the Company's board of directors."). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor's belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Index to Financial Statements, page F-1

18. Please revise this section to include updated financial statements for Business First Bancshares and American Gateway Financial Corporation. Refer to Rule 3-12 of Regulation S-X.

19. Please revise the consolidated statements of income for Business First Bancshares, Inc. to present earnings per share on the face of those statements.

Also, please revise the footnotes to the financial statements, as appropriate, to include all the disclosure requirements of ASC 260.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact or Paul Cline at (202) 551-3851 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director